EXHIBIT 99.1

TeliaSonera: Unauthorized Transfer of $135 M from Turkcell Holding

STOCKHOLM, Sweden, Nov. 28, 2005 (PRIMEZONE) -- TeliaSonera has decided to take legal actions in Turkey following an unauthorized transfer of an amount corresponding to USD 135 million from bank accounts of Turkcell Holding. TeliaSonera has reason to believe that the funds has been taken out by the Turkish Cukurova Group to fund parts of Cukurova's payment obligation to the Turkish government.

TeliaSonera has been informed by a statutory auditor in Turkcell Holding that funds amounting to approximately 135 MUSD have been transferred from the bank accounts of Turkcell Holding without proper authorization. TeliaSonera has reason to believe that the funds were taken out by Cukurova representatives to fund parts of Cukurova's payment obligation to the SDIF earlier this autumn.

The funds have been transferred without approval or knowledge of the board in conflict with the company's corporate governance rules. The transfer has been done to the detriment of the other shareholders in Turkcell Holding, mainly TeliaSonera and Yapi Kredi Bank.

TeliaSonera will request the courts to secure evidence regarding the transaction and take other available legal actions, including a filing with the Turkish law enforcement authorities to investigate the matter.

TeliaSonera's concerns remain about the implications for transparency and corporate governance in Turkcell. It is TeliaSonera's view that the uncertainties around Turkcell ownership and corporate governance should be cleared before any further approvals of the planned transaction concerning shareholder interest in Turkcell between Cukurova and Russian Alfa Group, or the division of board seats between them, are given.

TeliaSonera will continue to fight for its minority rights and for improvement of the corporate governance in Turkcell.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

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